SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 96401 / November 29, 2022

Admin. Proc. File No. 3-20058

In the Matter of

LEGACYXCHANGE, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Issuer failed to timely file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the issuer's securities.

APPEARANCES:

William Eilers of Eilers Law Group, P.A. for LegacyXChange, Inc.[1]

Andrew O. Schiff, *Julie Russo*, and *Teresa J. Verges* for the Division of Enforcement.

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[1]   Contrary to our rules, William Eilers has made several filings on behalf of LegacyXChange, Inc., without filing a notice of appearance. *See* Rule of Practice 102(d)(2), 17 C.F.R. § 201.102(d)(2) (requiring a person who is appearing in a representative capacity to file such a notice). We have nevertheless, as a matter of discretion, considered those filings.

On September 24, 2020, we issued an order instituting proceedings (the "OIP") against LegacyXChange, Inc. ("Legacy"), pursuant to Section 12(j) of the Securities Exchange Act of 1934.[2] The OIP charged that Legacy had repeatedly failed to file timely periodic reports and instituted proceedings to determine whether it is necessary and appropriate for the protection of investors to suspend or revoke the registration of Legacy's securities.[3] Legacy and the Division of Enforcement have filed cross-motions for summary disposition.

The Division asserts that Legacy repeatedly failed to file required periodic reports over a four-year period in violation of Exchange Act Section 13(a). The Division further asserts that revocation is the proper remedy for Legacy's violations because they were serious, recurrent, and reflect a high degree of culpability.   In addition, according to the Division, Legacy has not adequately ensured future compliance or made credible assurances against future violations.

Although Legacy acknowledges that it was not in compliance with its periodic report filing obligations as of the date we issued the OIP, it asserts that it has since filed its past-due periodic reports, along with two reports that subsequently became due. Legacy blames its delinquencies on financial difficulties that were exacerbated by, among other things, two lawsuits that have since been resolved. In addition, Legacy claims that it has secured financing from a potential merger partner, which "support[s]" its "assurance of continued compliance."

Under Commission Rule of Practice 250(b), a motion for summary disposition may be granted if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[4] We view the facts in the light most favorable to the non-moving party, but that party must produce evidence to demonstrate that there is a genuine and material factual dispute that necessitates an in-person evidentiary hearing.[5] Under those standards, we find that there is no genuine issue with respect to any material fact and that the Division is entitled to summary disposition as a matter of law.[6]

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[2]   *LegacyXChange, Inc.*, Exchange Act Release No. 89981, 2020 WL 5747087 (Sept. 24, 2020).

[3]   *Id.* at *1.

[4]   17 C.F.R. § 201.250(b).

[5]   *United Dev. Funding III, LP*, Exchange Act Release No. 89535, 2020 WL 4720528, at *2 (Aug. 12, 2020).

[6]   *See Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *8 (June 29, 2012) (stating that summary disposition is appropriate in Section 12(j) proceedings "where the issuer has not disputed the facts that constitute the violation").

I.   Background

Legacy (CIK No. 1423579; ticker LEGX), a Nevada corporation located in Boca Raton, Florida, is an inactive shell company.[7] On April 13, 2016, it filed a Form 8-A to register its common stock under Exchange Act Section 12(g).[8] Exchange Act Section 13(a) requires issuers of registered securities, such as Legacy, to file periodic reports with the Commission.[9]

On June 30, 2016, Legacy filed a Form 12b-25, Notification of Late Filing, for its annual report for the period ended March 31, 2016—the first required periodic report following the filing of its Form 8-A. In its Form 12b-25, Legacy stated that it needed additional time to complete its financial statements and it indicated that it would file the report by July 14, 2016. However, Legacy failed to file the report by that date. Indeed, between July 2016 and November 2020, Legacy failed to file that report, any other required periodic reports, or any additional Forms 12b-25 to notify the Commission that it needed additional time to file its periodic reports.[10]

Legacy filed its annual report for the period ended March 30, 2016 on December 4, 2020—three months after we issued the OIP. That report disclosed, for the first time, that Legacy had ceased operations and had become a shell company that was "seeking other business opportunities." Following the belated filing of that annual report, Legacy filed 19 additional delinquent periodic reports during the subsequent three months, including two periodic reports that had become due and that Legacy had failed to timely file after the issuance of the OIP.

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[7]   We take official notice of Legacy's EDGAR filings, including its EDGAR filings after the issuance of the OIP, pursuant to Rule of Practice 323, 17 C.F.R. § 201.323.

[8]   15 U.S.C. § 78*l*(g). Legacy's common stock formerly traded publicly on OTC Link operated by OTC Markets Group Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). *LegacyXChange, Inc.*, Exchange Act Release No. 89982, 2020 WL 5747090, at *1 (Sept. 24, 2020) (order of suspension of trading); *LegacyXChange, Inc.*, 2020 WL 5747087, at *1. Currently, however, Legacy's common stock is listed on OTC Markets with a "Caveat Emptor" warning and a notation that it is traded on the Expert Market, which "serves broker-dealer pricing and investor best execution needs" and provides quotations that "are restricted from public viewing." *LEGX*, OTC Markets, https://www.otcmarkets.com/stock/LEGX/quote (last visited Nov. 22, 2022).

[9]   15 U.S.C. § 78m(a). Legacy previously filed a Securities Act registration statement on Form SB-2 for the offer and sale of its common stock that was declared effective in 2008, which subjected Legacy to periodic reporting requirements under Exchange Act Section 15(d), 15 U.S.C. § 78*o*(d).

[10]   A table summarizing Legacy's delinquent filings is attached hereto as Exhibit 1.

Legacy also initially failed to timely file an answer to the OIP and did so only after we had issued an order to show cause why its registration should not be revoked by default.[11]

On March 12, 2021, we discharged the order to show cause and directed the parties to conduct a prehearing conference.[12] After the prehearing conference, the parties represented that they believed the case could be decided on cross-motions for summary disposition. On March 23, 2021, we issued a scheduling order adopting the parties' proposed briefing schedule.[13]

Although the parties timely filed motions for summary disposition, Legacy failed to file with the Commission its consolidated reply in support of its motion and response to the Division's motion.[14] After a filing by the Division indicated that Legacy had served a consolidated reply and response on the Division, our Office of the Secretary informed Legacy's counsel by telephone that it had not received the filing, but Legacy still failed to file it. Eventually, the Secretary obtained a copy of the reply and response from the Division.[15]

After briefing was complete, Legacy failed to timely file seven additional periodic reports that became due after we issued the OIP. Legacy also failed to file Forms 12b-25 to notify the Commission that it needed additional time to file these reports. These periodic reports remain outstanding.

II.   Analysis

A.   Legacy violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

Exchange Act Section 12(j) authorizes us, as "necessary or appropriate for the protection of investors," to suspend or revoke the registration of all classes of an issuer's securities if we find that the issuer has failed to comply with any provision of the Exchange Act or its rules.[16] Exchange Act Section 13(a) requires issuers of registered securities, such as Legacy, to file periodic reports with the Commission "for the proper protection of investors and to insure fair

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[11]   *See LegacyXChange, Inc.*, Exchange Act Release No. 91167, 2021 WL 666506, at *1 (Feb. 19, 2021) (order to show cause). Legacy represented that the Division did not object to the filing of the answer, and we determined to accept it.

[12]   *LegacyXChange, Inc.*, Exchange Act Release No. 91315, 2021 WL 950037 (Mar. 12, 2021).

[13]   *LegacyXChange, Inc.*, Exchange Act Release No. 91391, 2021 WL 1109482, at *1 (Mar. 23, 2021).

[14]   *Cf.* Rule of Practice 151, 17 C.F.R. § 201.151 (providing procedure for filing papers).

[15]   We have determined to consider this document despite Legacy's failure to file it.

[16]   15 U.S.C. § 78*l*(j).

dealing" in the companies' securities.[17] Exchange Act Rules 13a-1 and 13a-13 set forth the requirements for the quarterly and annual reports mandated under Exchange Act Section 13(a), including the deadlines for filing these reports.[18] A violation of these provisions does not require scienter.[19] The Division contends that Legacy violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to timely file quarterly and annual reports, as charged in the OIP.

Legacy admits that it was delinquent in its periodic filings as of the date of the OIP. We find that, as of that date, Legacy had failed to timely file 18 annual and quarterly reports that were due between June 2016 and August 2020. Thus, we find that there is no genuine issue of material fact that Legacy violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, and that the registration of its securities is subject to revocation under Exchange Act Section 12(j).[20]

Legacy contends that it is currently in compliance with the reporting requirements and that this proceeding should be decided in its favor. Although Legacy eventually filed the reports that were delinquent at the time of the OIP, such action does not provide a defense to the OIP's allegations of reporting violations or preclude revoking the registration of Legacy's securities. We have held that revocation may be appropriate "'even if an issuer has filed all delinquent periodic reports,'" particularly where the untimely reports contain material deficiencies or the delinquencies continued for an "'extended period without adequate explanation.'"[21] Moreover, Legacy is not currently in compliance with its reporting obligations because it has failed to file periodic reports that became due after the issuance of the OIP. We have revoked the registration of an issuer's securities where the issuer filed reports covering the periods that were delinquent at the time of the OIP but failed to timely file periodic reports that became due subsequently.[22] We now turn to whether revocation is appropriate based on the facts of this case.

B.   **Revocation under Exchange Act Section 12(j) is warranted.**

In *Gateway International Holdings, Inc.*, we established a multi-factor test to use in determining an appropriate sanction when an issuer fails to make required filings:

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[17]   15 U.S.C. § 78m(a).

[18]   17 C.F.R. §§ 240.13a-1, 13a-13; *see also* 15 U.S.C. § 78m(a).

[19]   *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[20]   *See Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *5 (Apr. 4, 2014) ("To prevent summary disposition, the opposing party must present facts demonstrating a genuine issue of fact that is material to the charged violation." (internal quotation mark omitted)).

[21]   *Id.* at *5, *7 (quoting *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *13 (Nov. 4, 2013)).

[22]   *See, e.g.*, *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *3, *7 (June 29, 2012).

> [W]e will consider, among other things, the seriousness of the
> issuer's violations, the isolated or recurrent nature of the violations,
> the degree of culpability involved, the extent of the issuer's efforts
> to remedy its past violations and ensure future compliance, and the
> credibility of its assurances, if any, against further violations.[23]

We have long held that though these factors are nonexclusive, and no single factor is dispositive,[24] "a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[25] Based on the *Gateway* factors, we conclude that revocation is necessary and appropriate for the protection of investors.

1.   **Legacy's violations are serious, recurrent, and show a high degree of culpability.**

We find Legacy's violations to be serious and recurrent. Exchange Act reporting requirements are "the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities,"[26] and they also "insure fair dealing."[27] Thus, Legacy's failure to file periodic reports violated "a central provision of the Exchange Act" and "depriv[ed] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[28] And extensive Commission precedent has found serious violations based on similar (or even lower) numbers and durations of missed filings—here, 18 missed filings over more than four years, as of the time of the OIP.[29] Legacy's violations are particularly serious

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[23]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No 53907, 2006 WL 1506286, at *4 & n.27 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979)).

[24]   *E.g.*, *China-Biotics*, 2013 WL 5883342, at *12.

[25]   *Calais Res., Inc.*, 2012 WL 2499349, at *4 (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)).

[26]   *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977).

[27]   15 U.S.C. § 78m(a).

[28]   *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[29]   *See, e.g.*, *Talon Real Est. Holding Corp.*, Exchange Act Release No. 87614, 2019 WL 6324601, at *4 (Nov. 25, 2019) (seven delinquent reports over two years); *Absolute Potential*, 2014 WL 1338256, at *4, 8 (20 delinquent reports over five years); *China-Biotics*, 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half"); *Nature's Sunshine*, 2009 WL 137145, at *5 (seven delinquent reports over two years); *Impax Laboratories, Inc.*, Exchange Act Release No. 57864, 2008 WL 2167956, at *7 (May 23, 2008)

because Legacy changed its business model by transitioning from an operating company to a shell company during its period of delinquency, which is precisely the kind of information that must be timely disclosed to ensure fair dealing in an issuer's securities.[30] We also find Legacy's repeated violations over a period of more than four years to be recurrent.[31]

We find further that Legacy committed these violations with a high degree of culpability. Legacy demonstrated that it was aware of its periodic and other filing obligations because it filed a Form 12b-25, Notification of Late Filing, on June 30, 2016, before its first delinquency, and a Form 8-K, Current Report, on August 11, 2020, shortly before the OIP.[32] The Form 8-K explicitly noted the "need to bring the Company current with financial reporting including filings with the Securities and Exchange Commission." Yet, despite such awareness, Legacy has repeatedly failed to file periodic reports over an extended period. This long history of ignoring reporting obligations evidences a "'high degree of culpability.'"[33]

Also, Legacy was aware of its obligation to file Forms 12b-25 to indicate that it needed more time to file its periodic reports, as it made one such filing after filing its Form 8-A.[34] But Legacy failed to file a Form 12b-25 as to any of its other delinquent periodic reports. Legacy's

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(two annual and six quarterly delinquent filings over a period of more than three years); *Gateway*, 2006 WL 1506286, at *5 (eight missed reports over 18 months).

[30]   *See China-Biotics*, 2013 WL 5883342, at *11 ("The company's 2011 periodic report delinquencies are especially serious because these periods coincided with significant changes to the company's financial results, changes to its business model, turnover in management, and major financial investments," which "is precisely the kind of material information that must be disclosed on a timely basis under Exchange Act Section 13 to ensure fair dealing in a company's securities").

[31]   *See, e.g.*, *United Dev. Funding*, 2020 WL 4720528, at *4 (repeated violations over a 30-month period); *Talon*, 2019 WL 6324601, at *4 (two-year period); *Absolute Potential*, 2014 WL 1338256, at *4 (five-year period); *Nature's Sunshine*, 2009 WL 137145, at *5 (two-year period).

[32]   *See Accredited Bus. Consolidators,* 2015 WL 5172970, at *3 (finding that issuer was aware of its reporting obligations because it filed several Forms 8-K and Forms 12b-25).

[33]   *Calais Res., Inc.*, 2012 WL 2499349, at *4 (quoting *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *3 (Mar. 22, 2007)); *see also, e.g.*, *United Dev. Funding*, 2020 WL 4720528, at *4 (finding, "in light of Respondents' undisputed awareness of their obligations to make the filings at issue, that Respondents' violations were committed with a high degree of culpability").

[34]   *See* 17 C.F.R. § 240.12b-25(a) (providing that, if a periodic report "is not filed within the time period prescribed for such report," the issuer must file a Form 12b-25 "contain[ing] disclosure of its inability to file the report timely and the reasons therefore in reasonable detail").

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failure to file these required Forms 12b-25, despite its awareness of the need to do so, further supports our finding that Legacy's violations were committed with a high degree of culpability.[35]

Legacy asserts that it started encountering financial difficulties in 2016 due to "financial shortfalls," and that "alleged mishandled funds as well as lawsuits from a former consultant" exacerbated these difficulties in 2017.[36] But financial difficulties are not an excuse for repeatedly violating our periodic filing requirements.[37] As Legacy itself acknowledges, filing delinquencies are "often" caused by financial difficulties. Even more importantly, financial difficulties are precisely the kind of information that is material to current and prospective investors; as a result, Legacy's failure to timely disclose such difficulties aggravates, rather than mitigates, its violations.[38] And even if external factors caused Legacy's financial difficulties, they still do not excuse its repeated violations of periodic filing requirements.[39] In any case, Legacy failed to file several periodic reports before its dispute with the consultant, which undermines its argument that external factors caused its delinquencies.

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[35]   *See Accredited Bus. Consolidators,* 2015 WL 5172970, at *3 n.17 (finding that failure to file Forms 12b-25 supported revocation); *Nature's Sunshine*, 2009 WL 137145, at *6 & n.27 (finding that failures to file Forms 12b-25 supported revocation and that "we may consider those failures, as well as other matters that fall outside the OIP, in assessing appropriate sanctions").

[36]   Legacy also suggests that, after resolving the consultant's lawsuits, the pandemic delayed its ability to obtain financing from a potential merger partner. Although Legacy identifies adverse effects from the pandemic on businesses generally, it does not explain the effects on its own business, and states that its prospective merger partner continued to provide financing. We also note that Legacy did not attempt to take advantage of certain relief from the periodic filing requirements that we provided in response to the COVID-19 pandemic. *See Order Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies*, Exchange Act Release No. 88465, 2020 WL 1610843 (Mar. 25, 2020) (describing this relief).

[37]   *See Talon*, 2019 WL 6324601, at *4, 8 (revoking registration even though the issuer partly "attribute[d] its violations to financial troubles"); *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *4 (July 28, 2017) (holding that "business difficulties do not excuse [an issuer's] failure to file" periodic reports).

[38]   *See Advanced Life Scis.*, 2017 WL 3214455, at *4 (holding that an issuer's "business difficulties do not excuse its failure to file; indeed, information about these difficulties would have been significant to both current and potential investors in evaluating whether they wanted to buy, sell or hold [the issuer's] securities"); *China-Biotics*, 2013 WL 5883342, at *11 (finding that it is "especially serious" for an issuer to fail to make periodic reports during periods when there are "significant changes to the company's financial results"); *cf. Tara Gold Res. Corp. v. SEC*, 678 F.3d 557, 558 (7th Cir. 2012) (noting that an issuer's inability "to pay an auditor to certify more recent financial statements" was "something investors surely would want to know").

[39]   *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5-6 (July 6, 2011) (finding that violations warranted revocation, despite issuer's claim that financial difficulties were "attributable to the actions of others and events beyond its control").

Because we find that Legacy's violations were serious, recurrent, and show a high degree of culpability, Legacy must make a "strongly compelling showing" on the other *Gateway* factors to avoid revocation.[40] As discussed below, Legacy has not made such a showing.

2. Legacy's efforts to remedy its past violations and ensure future compliance with its reporting obligations are insufficient to avoid revocation.

Since we issued the OIP, Legacy has made efforts to remedy its past violations, but these efforts do not establish a genuine issue of material fact sufficient to deny summary judgement and avoid revocation. Although after we issued the OIP Legacy filed the reports that were delinquent at that time, it failed to timely file nine additional periodic reports that became due after we issued the OIP, and seven of these reports remain outstanding. Thus, Legacy has not taken adequate steps to remedy its past violations and ensure future compliance.

In addition, at least some of Legacy's untimely periodic reports contain material deficiencies, indicating that it has neither fully remedied its past violations nor adequately ensured future compliance.[41] For example, Legacy's periodic reports failed to disclose the two lawsuits filed against it by the consultant, even though Item 103 of Regulation S-K requires the disclosure of material pending legal proceedings.[42] "The term 'material,' when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters to which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to buy or sell the securities registered."[43] Here, the consultant's lawsuits were clearly material. A reasonable investor would attach importance to them in making investment decisions, given that Legacy states the lawsuits "exacerbated" its financial troubles and made it "less than attractive to potential investors or merger candidates."[44]

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[40] *Calais Res., Inc.*, 2012 WL 2499349, at *4; *accord supra* note 25 and accompanying text; *Advanced Life Scis.*, 2017 WL 3214455, at *4; *Absolute Potential*, 2014 WL 1338256, at *6.

[41] *See Absolute Potential*, 2014 WL 1338256, at *5 ("Absolute's most recent reporting inaccuracies underscore our conclusion that it cannot ensure future compliance."); *China-Biotics*, 2013 WL 5883342, at *13 (holding that issuer's "delinquent and materially deficient reports do not render it current or compliant with its Exchange Act obligations"); *Nature's Sunshine*, 2009 WL 137145, at *6-7 (finding that material deficiencies in untimely reports supported revocation).

[42] *See* 17 CFR § 229.103 (generally requiring the disclosure of "any material pending legal proceedings"); Form 10-K, Part I, Item 3, https://www.sec.gov/files/form10-k.pdf (incorporating Item 103 of Regulation S-K); Form 10-Q, Part II, Item 1, https://www.sec.gov/files/form10-q.pdf (incorporating Item 103 of Regulation S-K, but specifying that "[a] legal proceeding need only be reported in the 10-Q filed for the quarter in which it first became a reportable event and in subsequent quarters in which there have been material developments").

[43] Exchange Act Rule 12b-2, 17 C.F.R. § 240.12b-2.

[44] Although the lawsuits were allegedly no longer pending by the time Legacy filed its periodic reports, Legacy was required to disclose them because they were material and pending during the periods covered by the reports. Legacy was also required to disclose the eventual

Similarly, in its quarterly report for the period ending September 30, 2020, Legacy again failed to comply with Item 103 of Regulation S-K by failing to report this Section 12(j) proceeding.[45] This proceeding is clearly material because, as Legacy itself acknowledges, revocation of its registration would be significant to its shareholders. Yet Legacy's two most recent quarterly reports stated that "[w]e know of no material, existing or pending legal proceedings against our Company," even though the Commission issued its OIP five months before Legacy filed these quarterly reports, and Legacy filed its answer to the OIP just a week after filing these quarterly reports. Accordingly, we find that both Legacy's continued delinquencies and its material deficiencies in its untimely reports render its efforts to remedy its past violations and ensure future compliance with its reporting obligations insufficient to avoid revocation.

3. **Legacy's assurances against future violations are not sufficient to avoid revocation.**

Legacy has also failed to raise a genuine issue that its assurances against future violations are credible. In its most recent untimely periodic report, Legacy stated that as of December 31, 2020, "our internal control over financial reporting was not effective" and "our disclosure controls and procedures were not effective."[46] Furthermore, as discussed above, since filing its Form 8-A, Legacy has not timely filed a periodic report, it has only filed one Form 12b-25 to disclose that it needed more time to file a periodic report, some of its untimely periodic reports contain material deficiencies, and seven periodic reports remain outstanding. These facts all undermine the credibility of Legacy's assurances against future violations, even assuming that it can obtain sufficient financing to meet its periodic reporting obligations.[47]

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termination of the lawsuits. *See* Form 10-K, Part I, Item 3, https://www.sec.gov/files/form10-k.pdf; Form 10-Q, Part II, Item 1, https://www.sec.gov/files/form10-q.pdf.

[45]   *See* 17 CFR § 229.103 (requiring disclosure of "material pending legal proceedings").

[46]   Legacy claims that it retained a third-party accounting firm in June 2020 to prepare its financial reports and that Legacy relies upon this firm "to manage internal controls." But in its most recent quarterly report, Legacy disclosed that its internal controls were ineffective as of December 31, 2020, six months after its retention of the accounting firm. Indeed, despite Legacy stating in its report that it "believe[s]" its reliance on third parties "will be sufficient to remediate" its material weaknesses regarding its accounting, it admits that until it hires a chief financial officer with accounting experience "there are no assurances that the material weaknesses and significant deficiencies in our disclosure controls and procedures will not result in errors in our financial statements which could lead to a restatement."

[47]   *See Absolute Potential*, 2014 WL 1338256, at *5 (finding, even assuming issuer "had sufficient funds to meet its periodic filing obligations," assurances of future compliance were not credible due to its "protracted delinquencies, unpersuasive explanations for those delinquencies, and the absence of concrete remedial changes to ensure compliance" (internal footnote omitted)).

The record before us also raises significant doubt that Legacy will have sufficient resources to timely file its periodic reports. In each of its untimely periodic reports, Legacy has warned that "[m]anagement believes that [there is] substantial doubt about the Company's ability to continue as a going concern for twelve months from the issuance date of this report." Similarly, in each of its five untimely annual reports, Legacy's auditor reported "substantial doubt about the Company's ability to continue as a going concern." Although Legacy represents that its potential merger partner has extended Legacy credit, it has no obligation to continue to do so. Indeed, a declaration submitted by the CEO of the potential merger partner states that "we have withheld additional financing [of Legacy] until we have determined that there is a positive disposition" in the instant proceeding, which demonstrates the tenuous nature of this financing.

Moreover, Legacy has failed to meet the filing requirements in this administrative proceeding, which provides an additional and independent basis for doubting its assurances of future compliance. First, Legacy failed to timely file an answer to the OIP. Instead, it filed an answer only after it was ordered to show cause why the registration of its securities should not be revoked by default, and it never explained why it failed to timely file its answer. Then, Legacy failed to file its consolidated reply and response to the Division's motion for summary disposition. Legacy's failure to file this document is particularly inexcusable because Legacy and the Division jointly proposed the deadline for doing so.[48] The Office of the Secretary informed Legacy's counsel that it had failed to file the consolidated reply and response, yet Legacy still never corrected this failure. Legacy's inability to meet the basic filing requirements in this administrative proceeding supports our finding that it has not made credible assurances that it will avoid future violations of its periodic report filing obligations.[49] Accordingly, Legacy's assurances against future violations are not sufficiently credible to avoid revocation.

C. Legacy's remaining arguments against revocation are unavailing.

Legacy argues that revoking the registration of its securities would be inappropriate because it would harm Legacy's existing shareholders, particularly because the company has found a potential merger partner. However, Legacy's failure to timely file periodic reports harms its existing shareholders because they must make decisions to hold or sell its stock based on outdated and incomplete information about its financial situation.[50] In any case, in assessing

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[48]   *Cf. Advanced Life Scis.*, 2017 WL 3214455, at *4 (holding that an issuer's "inability to meet its own proposed schedules" for filing past-due periodic reports "makes its assurance against future violations less credible").

[49]   *Cf. Creative Waste Solutions, Inc.*, Exchange Act Release No. 93430, 2021 WL 4991135, at *4 (Oct. 26, 2021) (finding revocation warranted despite issuer's filing of several delinquent periodic reports after institution of proceeding because issuer failed to appear in proceeding and provide an explanation of its delinquencies or its failure to fully correct them and therefore its conduct created "substantial reason to doubt that it will provide investors with timely, accurate, and material information in the future") (internal quotation mark and citation omitted)).

[50]   *United Dev. Funding*, 2020 WL 4720528, at *5.

the interests of the investing public, we must consider harm to prospective shareholders as well as current shareholders.[51] Prospective shareholders cannot make informed investment decisions without timely and accurate information about the company.[52] And because the timeliness of information is important to investors, Legacy's untimely filing of its past-due periodic reports has not remedied the harm it has caused to existing and prospective investors.[53] Indeed, because Legacy's untimely periodic reports contain material deficiencies, they still fail to accurately reflect Legacy's circumstances. Legacy is also still delinquent on seven outstanding periodic reports. Thus, we find that revocation is necessary and appropriate for the protection of investors because the absence of timely, accurate, and complete periodic reports has harmed and continues to harm Legacy's existing and prospective shareholders.[54]

Legacy also argues that revocation is not warranted because we suspended trading of Legacy's securities from September 25, 2020, through October 8, 2020.[55] According to Legacy, the trading suspension "resulted in limited trading on OTCLink [sic] as operated by OTC Markets, Inc.," and therefore "the risks generally associated with shell companies, particularly in over-the-counter markets are minimal." But although brokers may choose not to quote Legacy stock as a result of the trading suspension, investors may still trade Legacy's stock.[56] Their inability to do so with current information about the company poses a threat. As a result, revocation is necessary and appropriate for the protection of investors regardless of the trading suspension.

Finally, Legacy asserts that it cannot cease being a shell company or "be in compliance" until after its potential merger partner completes an audit, because Legacy allegedly cannot file a Form 8-K to disclose the potential merger until after this audit. But this argument is unavailing, because Legacy's current status as a shell company and its failure to disclose its potential merger are both irrelevant to our above finding that revocation is warranted here.

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[51]   *Id.*; *Absolute Potential*, 2014 WL 1338256, at *6.

[52]   *See Am.'s Sports Voice*, 2007 WL 858747, at *4.

[53]   *China-Biotics*, 2013 WL 5883342, at *13.

[54]   The CEO of Legacy's potential merger partner also asserts in a declaration that it would be "in the best interest[s]" of his company's shareholders if we declined to revoke the registration of Legacy's securities. But these prospective shareholders of Legacy were also harmed by its failure to file complete, accurate, and timely periodic reports. Regardless, again, we must consider harm and potential harm to all existing and prospective investors of Legacy, not just this subset of prospective investors.

[55]   *LegacyXChange*, 2020 WL 5747090.

[56]   *See LEGX*, OTC Markets, https://www.otcmarkets.com/stock/LEGX/quote (last visited Nov. 22, 2022) (explaining that Legacy's stock is traded on the Expert Market and quotes reflect only unsolicited customer orders); *cf.* Exchange Act Section 12(j), 15 U.S.C. § 78*l*(j) (prohibiting brokers from trading "any security the registration of which has been . . . revoked").

III.   Conclusion

Legacy engaged in serious and recurrent violations of its reporting obligations and did so with a high degree of culpability. Although Legacy has taken steps to return to compliance, those steps are incomplete and insufficient and do not alter our conclusion that revocation is the proper sanction. The record further establishes substantial reason to doubt that Legacy will avoid delinquencies in the future. As a result, Legacy has not made the required strongly compelling showing to justify a sanction other than revocation. Nor has it established a genuine issue of material fact necessitating an in-person evidentiary hearing or that the Division is not entitled to judgment as a matter of law.[57] We therefore grant the Division's motion for summary disposition, deny Legacy's motion for summary disposition, and revoke the registration of all classes of Legacy's registered securities as necessary and appropriate for the protection of investors.[58]

An appropriate order will issue.[59]

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

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[57]   In fact, Legacy has not requested an evidentiary hearing, but instead has agreed that this proceeding can be resolved by cross-motions for summary disposition.

[58]   If, after revocation, Legacy is able to meet the relevant requirements, it may file a Form 10 to re-register its securities under Exchange Act Section 12(g), 15 U.S.C. § 78*l*(g). *See Talon*, 2019 WL 6324601, at *5 n.27.

[59]   We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

EXHIBIT 1

LegacyXChange, Inc.
Admin. Proc. File No. 3-20058

Summary of Legacy's Delinquent Filings Due before Issuance of OIP

No.	Report	Period Ending	Due Date For Filing Report[60]	Delinquency Corrected	
				Date	**How Late**
01	10-K	03/31/2016	06/29/2016[61]	12/04/2020	4 years, 5 months
02	10-Q	06/30/2016	08/15/2016	12/16/2020	4 years, 4 months
03	10-Q	09/30/2016	11/14/2016	12/16/2020	4 years, 1 month
04	10-Q	12/31/2016	02/14/2017	12/16/2020	3 years, 10 months
05	10-K	03/31/2017	06/29/2017	12/23/2020	3 years, 5 months
06	10-Q	06/30/2017	08/14/2017	12/31/2020	3 years, 4 months
07	10-Q	09/30/2017	11/14/2017	12/31/2020	3 years, 1 month
08	10-Q	12/31/2017	02/14/2018	12/31/2020	2 years, 10 months

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[60]   Pursuant to Exchange Act Rule 13a-1 and General Instruction A.2 to Form 10-K, non-accelerated filers such as Legacy are required to file annual reports with the Commission no later than ninety calendar days after the end of the fiscal year covered by the report. 17 C.F.R. §§ 240.13a-1, 249.310(b)(9); Form 10-K, https://www.sec.gov/files/form10-k.pdf. An annual report is required "for each fiscal year after the last full fiscal year for which financial statements were filed in [the issuer's] registration statement." 17 C.F.R. § 240.13a-1. Pursuant to Exchange Act Rule 13a-13 and General Instruction A.1 to Form 10-Q, non-accelerated filers are required to file quarterly reports with the Commission no later than forty-five calendar days after the end of the period covered by the report. 17 C.F.R. §§ 240.13a-13, 249.308a(a)(2); Form 10-Q, https://www.sec.gov/files/form10-q.pdf. However, if an annual or quarterly report's filing deadline falls on a Saturday, Sunday, or holiday, it may be filed on the next business day. Exchange Act Rule 0-3(a), 17 C.F.R. § 240.0-3(a).

[61]   Legacy filed a Form 12b-25 for this report, representing that it would file the report within fifteen days of the due date. But Legacy did not file the report within this fifteen day period. *Cf.* 17 C.F.R. § 240.12b-25(b) (providing that an annual report is deemed timely filed if the registrant files a compliant Form 12b-25, represents that the report will be filed within fifteen days of the due date, and actually files it within fifteen days of the due date).

No.	Report	Period Ending	Due Date For Filing Report[60]	Delinquency Corrected	
				Date	How Late
09	10-K	03/31/2018	06/29/2018	01/07/2021	2 years, 6 months
10	10-Q	06/30/2018	08/14/2018	01/14/2021	2 years, 5 months
11	10-Q	09/30/2018	11/14/2018	01/14/2021	2 years, 2 months
12	10-Q	12/31/2018	02/14/2019	01/14/2021	1 year, 11 months
13	10-K	03/31/2019	07/01/2019	01/19/2021	1 year, 6 months
14	10-Q	06/30/2019	08/14/2019	01/28/2021	1 year, 5 months
15	10-Q	09/30/2019	11/14/2019	01/28/2021	1 year, 2 months
16	10-Q	12/31/2019	02/14/2020	01/28/2021	0 years, 11 months
17	10-K	03/31/2020	06/29/2020	01/28/2021	0 years, 6 months
18	10-Q	06/30/2020	08/14/2020	02/25/2021	0 years, 6 months

Summary of Legacy's Delinquent Filings Due after Issuance of OIP

No.	Report	Period Ending	Due Date For Filing Report	Delinquency Corrected	
				Date	How Late
19	10-Q	09/30/2020	11/16/2020	02/25/2021	0 years, 3 months
20	10-Q	12/31/2020	02/16/2021	02/25/2021	9 days
21	10-K	03/31/2021	06/29/2021	Still delinquent	
22	10-Q	06/30/2021	08/16/2021	Still delinquent	
23	10-Q	09/30/2021	11/15/2021	Still delinquent	
24	10-Q	12/31/2021	02/14/2022	Still delinquent	
25	10-K	03/31/2022	06/29/2022	Still delinquent	
26	10-Q	06/30/2022	08/15/2022	Still delinquent	
27	10-Q	09/30/2022	11/14/2022	Still delinquent	

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 96401 / November 29, 2022

Admin. Proc. File No. 3-20058

In the Matter of

LEGACYXCHANGE, INC.

ORDER GRANTING AND DENYING MOTIONS FOR SUMMARY DISPOSITION AND
IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the motion for summary disposition filed by the Division of
Enforcement is granted and the motion for summary disposition filed by LegacyXChange, Inc. is
denied; and it is further

ORDERED that the registration of all classes of the registered securities of
LegacyXChange, Inc. under Section 12(g) of the Securities Exchange Act of 1934 is hereby
revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of November 30, 2022.

By the Commission.

Vanessa A. Countryman
Secretary